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                                            As of April 27, 1995



         Bird Corporation
         and Bird Incorporated
         980 Washington Street
         Suite 120
         Dedham, Massachusetts  02026

                   Re: Asset Purchase Agreement dated as of September 23, 1994, as amended (the "Asset Purchase Agreement"), among Bird Corporation, Bird Incorporated and Jannock, Inc.
                        --------------------------------------------------

         Ladies and Gentlemen:

                   Pursuant to Section 1.03 of the Asset Purchase Agreement, Jannock, Inc., a Delaware corporation ("Buyer"), has the option (the "Option"), exercisable on or before noon on April 28, 1995, to acquire from Bird Incorporated, a Massachusetts corporation ("Seller"), all the outstanding capital stock (the "Holding Stock") of Bird-Kensington Holding Corp., a Delaware corporation ("Holding"). Terms defined in the Asset Purchase Agreement are used herein as therein defined.

                   Buyer has advised Seller that it is willing to exercise the Option to acquire the Holding Stock on the Kensington Closing Date, subject to satisfaction of the conditions set forth in Sections 8.06 through 8.14 and Section 13.02 of the Asset Purchase Agreement, only upon the further condition that the Asset Purchase Agreement be amended and supplemented in the manner hereinafter provided. Seller has advised Buyer that it desires that Buyer exercise the Option and acquire the Holding Stock.

                   Accordingly, Parent, Seller and Buyer, intending to be legally bound hereby, agree that the Asset Purchase Agreement shall be amended and supplemented as follows:

                   1.  On or before to the Kensington Closing Date, Seller
         (a) shall have caused Kensington Partners (i) to make the revisions and adjustments in its financial statements as of March 31, 1995 and for the periods then ended specified on Schedule 1 hereto and
         (ii) pay all Federal, State and local taxes, including withholding, sales and unemployment taxes, and all related interest and penalties payable by Kensington Partners with respect to all periods ending on or before March 31, 1995, including any amounts being contested ("Prior Period Taxes"), (iii) to pay all unsatisfied judgments or other liens set forth on Part C of
         Schedule 2 hereto (Part C Liens") recorded on the books of Kensington Partners, (iv) to record on the books of Kensington Partners, add to Schedule 1 hereto and pay any liabilities secured by Part C Liens which Seller reasonably determines are appropriate and which are not currently recorded on such books and (v) to pay all amounts of rent due under leases of the Kensington artners Facility securing the Financings and (b) shall have invested sufficient funds in the equity of Kensington Partners such that the net partnership equity of Kensington Partners, computed in

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         accordance with generally accepted accounting principles as of
         March 31, 1995 and following the revisions and adjustments referred to herein, shall not be less than $1,150,000; provided, however, that the aggregate amount which Seller shall be required to invest in Kensington Partners pursuant to this paragraph 1 between the date hereof and the Kensington Closing Date shall not exceed $5,100,000 and all payments required to be made pursuant to this paragraph 1 shall be made out of such funds so invested. Following the Kensington Closing Date, any refunds of any amounts paid by Kensington Partners in respect of Prior Period Taxes shall be promptly paid to Seller. Seller and Parent shall jointly and severally indemnify and hold harmless Buyer from and against any and all Damages suffered by Buyer resulting from, arising out of, or in connection with any claims in respect of Prior Period Taxes and liabilities secured by Part C Liens.

                   2. On or before the Kensington Closing Date, Seller will cause the interest of Kensington Partners in the partnership, and the rights and obligations of Kensington Partners under the Partnership Agreement, referred to in Item K.4. of Schedule 4.17 to the Asset Purchase Agreement and the interest of Holding in the partnership, and the rights and obligations of Holding under the Partnership Agreement, referred to in Item K.5. of Schedule 4.17 of the Asset Purchase Agreement, to be transferred to and assumed by Seller. Further, on or before the Kensington Closing Date, Seller will cause the rights and obligations of Kensington Partners under the agreements referred to in Items F.3. and F.4. of Schedule 4.17 to the Asset Purchase Agreement to be transferred to and assumed by Seller.

                   3. In addition to the conditions set forth in Sections 8.06 through 8.14 and Section 13.02 of the Asset Purchase Agreement, the obligation of Buyer to pay the Additional Purchase Price and acquire the Holding Stock shall be subject to the due execution and delivery of the following agreements, in form and substance reasonably satisfactory to Buyer, by the following parties on or before the Kensington Closing Date:

                        a. A supply agreement between Kensington Partners and Jones & Brown, Inc. (""J&B") covering the annual purchase of windows by J&B from Kensington Partners at a volume reasonably satisfactory to Buyer, which supply agreement shall have a term of not less than five years.

                        b. An agreement of sale between Holding and ZES, Inc. pursuant to which ZES, Inc. shall have sold all of the interest of ZES, Inc. in Kensington Partners to Holding.

                        c. An amendment to the lease agreement ("Lease Agreement") between Lila Snyder ("Mrs. Snyder") and Kensington Partners relating to the Kensington Partners Facility pursuant to which (i) the rent thereunder is fixed in an amount equal, from time to time, to the payments due under the four financings listed on Part A of Schedule 2 hereto (the "Financings") secured by the Kensington Partners Facility, (ii) Mrs. Snyder grants Kensington Partners an option to acquire the Kensington Partners Facility and (iii) Kensington Partners is granted the right to cure landlord defaults under the Financings, including the failure to pay taxes, and to pay rent directly to the Financing parties.
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                        d.  Assignments executed by J&B or ZES, Inc., as
                   appropriate, transferring and assigning to Kensington Partners all right, title and interest of the assigning party in and to (i) the trademarks listed on
                   Schedule 4.25 to the Asset Purchase Agreement, (ii) the lease dated April 1, 1992 between Regency Management Services and J&B regarding heat mirror equipment, and
                   (iii) each other agreement reflected on Part B of
                   Schedule 2 hereto and each other asset reflected on the books of Kensington Partners on the Kensington Closing Date as an asset of Kensington Partners and not heretofore transferred to it.

                        e. Consents to assignment by (i) Amplicon, Inc. with respect to the lease agreement dated as of September 20, 1993 between Amplicon, Inc. and Kensington Partners, (ii) Southwall Technologies, Inc. ("Southwall") with respect to the Value-Added Reseller Agreement dated as of May 9, 1991 between Southwall and Kensington Manufacturing Co., and (iii) the lessors under the equipment leases listed as items 1, 2, 6 and 7 on Part B of Schedule 2 hereto.

                        f. Releases (and UCC-3's) or similar documents reasonably satisfactory to Buyer executed by each person who holds a lien against the Kensington Partners Facility, other than the parties to the Financings and the lessors (or their assigns) under the equipment leases listed in Part B of Schedule 2 hereto, including without limitation each person who holds a Part C Lien; PROVIDED, HOWEVER, that the parties hereto acknowledge and agree that any and all payments required to satisfy any judgments and liens described in this paragraph 3.f shall be made only out of the funds invested by Seller in Kensington Partners pursuant to paragraph 1 hereof.

                        g. A computer support agreement between Kensington Partners and J&B pursuant to which J&B agrees to provide the computer services to Kensington Partners which it is currently providing for a period of 12 months following the Kensington Closing Date at a cost of $12,000 per month.

                        h. An agreement by ZES, Inc., J&B, Mrs. Snyder and Barry D. Snyder (individually, a "Snyder Party" and collectively, the "Snyder Parties") in which each Snyder Party (i) releases Kensington Partners, Holding and Buyer from and against any liability each may have to such Snyder Party other than any such liability, in the case of Mrs. Snyder, under the Lease Agreement, as amended as contemplated in clause(c) above, in the case of J&B, under the agreements referred to in clauses(a) and (g) above and, in the case of each of the Snyder Parties, accounts payable and other liabilities incurred by Kensington Partners in the ordinary course of business and reflected on the Kensington Closing Balance Sheet and
                   (ii) agrees not to compete with Kensington Partners or Holding in the manufacture of polyvinyl chloride
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                   replacement windows such noncompetition agreement to be
                   on terms reasonably acceptable to Buyer.

                   4. On or before the Kensington Closing Date, the Seller shall take such action as shall be necessary to cause the condition set forth in Section 8.14 of the Asset Purchase Agreement to be satisfied including but not limited to the execution, delivery and filing of appropriate UCC-3 termination statements evidencing the satisfaction of such condition.

                   5. The liabilities and obligations of Kensington Partners or Holding incurred in connection with or resulting from
         (a) the matters or agreements referred to in, Schedule 4.16 and
         Schedule 4.17, Items F.3., F.4., K.4. and K.5., and (b) any other liabilities of Kensington Partners or Holding incurred in connection with or resulting from the interest of either in North American Installation Company, Quantum II Partners ("Quantum II"), Permalite and Window Systems of Cleveland (the "Third Party Ventures") shall, for purposes of Article X of the Asset Purchase Agreement, be deemed Retained Liabilities; PROVIDED, HOWEVER, that "normal and customary product warranty claims for windows" manufactured and sold by Kensington Partners in connection with the activities of the Third Party Ventures shall be deemed Assumed Liabilities and PROVIDED FURTHER that the term "normal and customary warranty claims for windows" shall exclude all claims relating to the installation by any Third Party Venture of any windows and all claims relating to the manufacture or sale of Quantum II products not manufactured to customer specifications and supplied by Kensington Partners to NewPro, Ambassador, Permalite or Window Systems of Cleveland. Buyer shall cause Holding to cooperate with Seller in connection with the Retained Liabilities in this paragraph 5 and make available to Seller or its designee replacement parts on commercially reasonable terms and prices. The penultimate sentence of Section 10.04(c) of the Asset Purchase Agreement shall not apply to the Retained Liabilities referred to in this paragraph or to the breach by Seller of its covenants contained in paragraphs 1, 2 and 4 of this letter agreement.

                   6. Seller and Parent agree to join with Buyer in making an election under section 338(h)(10) of the Internal Revenue Code of 1986 (the "Code") and under any comparable provisions of state, local, or foreign law with respect to the purchase of the Holding Stock. As promptly as practicable following delivery of the Kensington Closing Balance Sheet, Buyer shall execute and deliver to Parent five copies of Internal Revenue Service Form 8023, a preliminary draft of which Form shall have been provided to, and reviewed and approved by, Parent at least 5 days prior to the Kensington Closing Date. Unless such Form differs materially from the draft thereof previously provided to Parent, Parent shall promptly execute and redeliver such Form to Buyer. Seller and Parent shall comply with all of the requirements of section 338(h)(10) of the Code and the Treasury Regulations thereunder. Seller and Parent shall take no action which is inconsistent with the requirements for filing the election under section 338(h)(10) of the Code and the applicable Treasury Regulations. Seller and Parent agree that to the extent that an election similar to an election under section 338(h)(10) of the Code is optional under any state, local, or foreign law, Seller and Parent shall join in any such election as requested in writing by Buyer.

                   7. Within 30 days following the Kensington Closing Date, Buyer shall deliver to Seller a balance sheet, prepared in

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         accordance with the generally accepted accounting principles consistently applied, reflecting the assets and liabilities of Holding as of the Kensington Closing Date (the "Kensington Closing Balance Sheet"). The preparation of the Kensington Closing Balance Sheet, objections thereto and the resolution of disputes with respect thereto shall be dealt with in the manner contemplated by Sections 3.01 and 3.02 of the Asset Purchase Agreement with respect to the Closing Balance Sheet which provisions are hereby included herein MUTATIS MUTANDIS except that appropriate changes shall be made to reflect the fact that Buyer shall prepare the Kensington Closing Balance Sheet, the Kensington Closing Balance Sheet shall not be audited and the limitations contained in Section 3.02(b) shall not be applicable. In the event that the amount of net equity reflected with Kensington Closing Balance Sheet is less than $1,050,000, Seller shall pay to Buyer such difference and in the event such amount is more than $1,250,000 Buyer shall pay to Seller such difference.

                   8. Upon execution and delivery of this letter agreement by Seller, Parent and Buyer, this letter agreement shall constitute the exercise by Buyer of the Option, subject to the satisfaction on or before the Kensington Closing Date of the conditions set forth in the Asset Purchase Agreement, as amended and supplemented hereby, required to be satisfied on or before such Date.

                   9. The parties shall take such steps as are necessary to cause the Kensington Closing Date to occur on Tuesday May 30, 1995 with effect from 7:00 a.m. on that date or as promptly as practicable thereafter.

                   If the foregoing accurately represents the understanding of the parties to the Asset Purchase Agreement with respect to the subject matter hereof, please execute and return the enclosed copies of this letter agreement, whereupon it shall become a binding agreement among us and a binding amendment and supplement to the Asset Purchase Agreement. The parties hereto hereby confirm that the Asset Purchase Agreement, as amended and supplemented hereby, remains in full force and effect.

                                            Very truly yours,

                                            Jannock, Inc.

                                            By
                                              --------------------------------
                                              Michael A. Risso
                                              President
         Agreed to:

         Bird Corporation

         By:
            ----------------------------
            Joseph D. Vecchiolla
            Chairman and Chief Executive Officer

         Bird Incorporated

         By:
            ----------------------------
            Joseph D. Vecchiolla
            Chairman and Chief Executive Officer